ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

23 May 2008

Director/PDMR Shareholding

Reed Elsevier received notification today that on 21st May 2008 Mr Nicholas Baker, a PDMR, acquired 686 ordinary shares in Reed Elsevier PLC at 643.01 p per share and 382 ordinary shares in Reed Elsevier NV at €12.02 per share.

Reed Elsevier also received notification today that on 21st May 2008 Mr Ian Fraser, a PDMR, acquired 458 ordinary shares in Reed Elsevier PLC at 643.01 p per share.